

January 26, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 7**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 7 on Form 1-A

Principal Interest Holders, page 244

1. We note your statement that "[a]s of the date of this filing, the Company has not issued any securities." Please revise to update this section with respect to each class of your voting securities, including securities issued to the asset sellers, if applicable. Refer to Item 12 of Form 1-A.

Ezra Levine
Collectable Sports Assets, LLC
January 26, 2021
Page 2

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Gary Brown